May 6, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:	Mr. Kevin Woody — Accounting Branch Chief Division of Corporation Finance Office of Real Estate and Business Services
Re:	Equity Residential Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 001-12252

ERP Operating Limited Partnership Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-24920
Dear Mr. Woody:
     This letter is in response to your letter dated April 29, 2011 (the “April Letter”), which responded to our letter of April 5, 2011 (the “April Response Letter”). Capitalized terms used herein and not defined shall have the same meaning as defined in the April Response Letter and, if not defined therein, in the Notes to Consolidated Financial Statements of Equity Residential’s and ERP Operating Limited Partnership’s (together the “Companies”) Annual Reports on Form 10-K for the year ended December 31, 2010.
Form 10-K
Financial Statements and Notes
Consolidated Statements of Cash Flows, page F-7
1.	We have read and considered your response to comment 2. Based upon the information provided we are unable to agree with your current classification of your acquisition expenses within your consolidated Statements of Cash Flows as these amounts directly affect net income. Therefore, in future filings, please reclassify all acquisition-related costs as an operating activity within your Statement of Cash Flow.

The Company will reclassify its acquisition-related costs to operating activities within its Consolidated Statements of Cash Flows in all future filings. In addition, the Company’s Form 10-Q for the quarter ended March 31, 2011, which was filed on May 5, 2011, complies with this presentation.

Mr. Kevin Woody
May 6, 2011

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Sincerely, Equity Residential ERP Operating Limited Partnership By Equity Residential, its General Partner
/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and Chief Financial Officer

/s/ Ian S. Kaufman
Ian S. Kaufman
Senior Vice President and Chief Accounting Officer

cc:	Philip Childs, Ernst & Young LLP Gregory Hayes, DLA Piper LLP (US)